

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

February 7, 2007

Mr. William J. Federici
West Pharmaceutical Services, Inc.
101 Gordon Drive
P.O. Box 645
Lionville, PA 19341-0645

RE: West Pharmaceutical Services, Inc.
Form 10-K for the fiscal year ended December 31, 2005
Filed March 6, 2006
File # 1-8036

Dear Mr. Federici:

We have reviewed your response letter dated January 30, 2007 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended December 31, 2005

Critical Accounting Policies and Estimates
Revenue Recognition, page 34

1. We have reviewed your response to our prior comment one. We note that your customers do not have the option to take over a project before the work is completed. We also note that it does not appear that your customers are required to make progress payments to support their ownership investment. It is therefore unclear to us how you have fully considered the guidance in paragraph 22 of SOP 81-1 which outlines the concept that arrangements accounted for under the percentage-of-completion method are, in effect, a continuous sale (transfer of ownership rights) that occurs as the work progresses. While it appears that the impact of these arrangements is quantitatively immaterial at this time, we remind you that qualitative aspects of materiality must also be considered. Therefore, to the extent that these arrangements become more significant to your operations in

the future, we assume that you will fully evaluate whether you are appropriately accounting for them. Please confirm to us your intentions in this matter.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, or, in their absence, to the undersigned at (202) 551-3768.
.

Sincerely,

John Cash
Accounting Branch Chief